Exhibit 99.1

PRESS RELEASE
9 October 2024 – 7:30 a.m. CET
Regulated information

REOPENING OF THE MANDATORY PUBLIC TAKEOVER BID
ON CMB.TECH
ANTWERP, Belgium, 9 October 2024 7:30 a.m CET –CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMB.TECH” or the “Company”) has been informed that CMB NV (“CMB”) announced that, pursuant to an order of the Belgian Financial Services and Markets Authority (the “FSMA”) of October 7, 2024, it will (i) make a subsequent additional payment of USD 0.52 (or EUR 0.47) per share to all shareholders who have transferred their shares to CMB in its mandatory public takeover bid for the shares in the Company (the “Bid”) that expired on March 15, 2024 and (ii) reopen the Bid at an adjusted price of USD 12.66 per share.
CMB has published a notice in accordance with article 8, §1 of the Belgian Royal Decree of 27 April 2007 on public takeover bids regarding the subsequent payment and its intention to launch the reopening of the Bid, which can be found here: https://www.cmb.be/mandatory-bid.
Announcement Q3 2024 Earnings – 7 November 2024

About CMB.TECH
CMB.TECH (all capitals) is a diversified and future-proof maritime group that is a pioneer in decarbonising shipping. We own and operate more than 160 vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind ships, tugs and ferries. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

CMB.TECH w Contact Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech

PRESS RELEASE
9 October 2024 – 7:30 a.m. CET
Regulated information

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Disclaimer
This announcement does not constitute a formal notification of a public takeover bid within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. CMB has announced that, if the Bid is reopened, full details thereof will be included in a supplement to the prospectus to be filed with the Belgian Financial Services and Markets Authority.
This communication shall not constitute a reopening of a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require CMB or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.
Important information for U.S. investors about the proposed transaction
The tender offer referred to in this press release has not yet commenced. This press release is provided for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell any ordinary shares of CMB.TECH NV (formerly Euronav NV, “CMB.TECH”) or any other securities. If and at the time a tender offer is commenced, CMB has announced that it intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, which will be mailed to CMB.TECH’s shareholders and CMB.TECH will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.
THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. U.S. SHAREHOLDERS OF CMB.TECH ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.
Such documents, and other documents filed by CMB and CMB.TECH, may be obtained by U.S. shareholders without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by U.S. shareholders by contacting the information agent for the tender offer that will be named in the tender offer statement on Schedule TO.

CMB.TECH w Contact Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech